Exhibit 99.2

PERDIGÃO’S SALES GROW MORE THAN
45% IN THE FIRST QUARTER

Recovery in export business and domestic market performance contribute to improvement in margins

Perdigão ended the first quarter 2007 recording gross sales of R$ 1.8 billion, 45.2% more than for the same period in 2006. Results were boosted by a recovery in exports — revenues from which were up 48% - as well as  a good domestic market performance with sales 43.2% higher.

Cash generation as measured by EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 168.3 million, equivalent to an increase of 91.2% in relation to the first quarter 2006. EBITDA margin grew 8.3% to 11.1%, and close to the average historical margins for the Company. Operating income reached R$ 94.7 million, an increase of 260.4%.

The improvement in operating margins during the period is indicative of the success of the Company’s strategies focused on increasing productivity, sales efficiency, and the reduction of costs and expenses, combined with the more buoyant export and domestic markets.

Business in the Company’s leading export markets confirmed the tendency in improved demand already noted in the second half of 2006 following the downturn due to the avian influenza outbreaks. Between January and March, export volumes increased 38.8% against the first quarter of 2006.

Among the factors positively impacting Perdigão’s performance in the domestic market were the dairy-processed product segment, which accounted for 20.5% of the revenues from this market and totaling R$ 211.4 million. In addition, growth in incomes resulted in increased domestic consumption, which was also favored by a decline in interest rates and low inflation.

Net income for the quarter was R$ 62.7 million, a year on year improvement of 503.4%, reflecting ongoing efforts to expand operations and diversify business platforms as part of the objective of diluting risk.

At the beginning of the year, Perdigão implemented a broad restructuring of its management system for sustaining company growth in the years ahead, the company ceasing to be managed by areas, instead adopting the Business Unit model.

CAPITAL EXPENDITURES

During the first quarter 2007, Perdigão invested R$ 125 million, 31% more compared with the same period in 2006. The larger part of these resources were allocated to new projects for increasing productive capacity to meet demand from the principal markets and to ensure Company’s continued sustained growth.

Some 29.6% of total capex was invested in the Mineiros Agroindustrial Complex in the state of Goiás and unveiled in March. The unit is to be used for the slaughter and processing of special poultry (turkeys). When fully operational, the Complex will have a capacity to process 81 thousand ton/year.

Again in March, Perdigão acquired Sino dos Alpes Alimentos Ltda., located in the city of Bom Retiro do Sul (RS) and a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the Italian specialty meats sector. The cost of the acquisition was approximately R$ 8.5 million and will allow the Company to centralize the production of small-scale items at a single industrial unit. As part of the negotiations, the two companies also signed  agreements to exchange technology and for the reciprocal sale of products.

During the period, the Company made its debut in the pet feed market with the launch of dog food products under the Balance and Supper brand names. These are the first of the Essencial Pet Care product portfolio, a division created especially for the segment. Perdigão invested approximately R$ 4 million in the assembly of a modern pet food line at the animal ration plant at Francisco Beltrão (PR).

QUARTER’S  HIGHLIGHTS

R$ million

	1Q07	1Q06	Change %
Gross Sales	1,784.7	1,229.1	45.2
Domestic Market	1,032.3	720.8	43.2
Exports	752.4	508.3	48.0
Net Sales	1,523.1	1,055.5	44.3
Gross Profits	411.1	249.4	64.8
EBIT	94.7	26.3	260.4
Net Income	62.7	10.4	503.4
EBITDA	168.3	88.1	91.2
Capex	125.0	95.4	31.0
Earnings per share R$*	0.38	0.08	386.7

*                    Consolidated Earnings per Share (in R$), excluding treasury shares. The free float for the 1st  quarter 2006 used in this calculation was adjusted to reflect the April 2006 stock split.

EXPORTS

Exports amounted to R$ 752.4 million, representing 48.7% of net sales during the quarter, although currency devaluation impacted revenue when translated into Brazilian Reais.

With the recovery in consumption in the Company’s leading export markets, combined with the adjustments in world inventory and an improvement in the supply/demand equation, the sale of in natura poultry grew 32.9% in volume and 44.4% in sales revenue. Pork/beef products reported a growth of 37.4% in volume and 43.6% in sales revenue, despite the pressure on international prices and Russian trade restrictions on pork  items from some Brazilian provincial states.

The increase in the sales of special poultry and specialty products posted a particularly strong performance in the elaborated/processed category, which saw an increase of 65.4% in volume and 60.3% in sales revenue.

Average export prices recovered during the period in relation to the first quarter 2006, registering a growth of 11.2% in US dollars and 6.6% in Reais. This performance could have been even better had it not been for the appreciation of 3.5% in the Real against the US dollar compared with the previous fiscal year. Average costs increased 1.9% due to the rise in leading grain prices.

DOMESTIC MARKET

Gross sales to the domestic market reached R$ 1 billion in the first quarter. Sales volume of meats increased 4.4%, amounting to 149.5 thousand tons. Processed products spearheaded sales in this business with volumes at 134.3 thousand tons, equivalent to an increase of 14.4% against the same period 2006. Sales revenue rose 15.9%, totaling R$ 631.3 million.

Due to stronger exports of in natura products, this item registered a decline of 40.9% in volume and 14.2% in revenue in the domestic market. These figures are significant since they reflect the reversal of an atypical scenario prevailing in the first quarter of 2006 when such commodity-type items were redirected to the domestic market due to a slump in international demand.

The good performance of the dairy-processed business was responsible for 20.5% of the Company’s sales to the domestic market. While this business was only consolidated in Perdigão’s results as from June last year with the concluding of the acquisition of a  51% controlling stake in Batávia S/A,  for comparative purposes, growth in relation to the first quarter 2006 was 9% in milk volume and 20% in dairy processed products, fruit juices and others.

Average domestic market prices increased 7.6% for meat products and 4.1% for dairy-processed items. In the case of meats, average costs were 0.1% lower contributing to an improvement in margins despite the pressure of increased grain prices.

According to AC Nielsen data , the company reported the following market share in the most recent bi-monthly period of this year: ready-to-eat dishes/pastas — 44.1%; frozen pizzas — 39.2%; frozen meats — 35.3%; specialty meats — 25.3%; dairy-processed products — 14.5%.

STOCK MARKET

Share trading volume on the São Paulo Stock Exchange and NYSE (New York Stock Exchange) amounted to US$ 9.4 million/day, corresponding to a growth of 22%. In comparison with the same quarter 2006, the shares appreciated 21.7% and ADRs, 29.6%.

São Paulo, May 08, 2007

For more information contact Edina Biava. 55 11 3718-5301

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.